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                          INDEPENDENT AUDITORS' CONSENT

We consent to the use in this Amendment No. 1 to Registration Statement No. 333-101699 of MidAmerican Energy Holdings Company of our report dated January 17, 2002 (March 27, 2002 as to Notes 20.A. and 21 and August 2, 2002 as to Note
23) (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the Company's change in its accounting policy for major maintenance, overhaul, and well workover costs), relating to the consolidated financial statements appearing in the Prospectus, which is part of this Registration Statement, and the financial statement schedules appearing elsewhere in this Registration Statement.

We also consent to the reference to us under the heading "Experts" in such Prospectus.

/s/ Deloitte & Touche LLP
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DELOITTE & TOUCHE LLP

Des Moines, Iowa
December 20, 2002